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SEC FILE NUMBER
8-66709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North Point Mergers and Acquisitions Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

580 California Street, Suite 2000
(No. and Street)

San Francisco	CA	94101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Jacquin	415-860-3003	djacquin@nptma.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jones, Maresca & McElwaney, P.A.
(Name – if individual, state last, first, and middle name)

10500 Little Patuxent Parkway, Suite 770	Columbia	MD	21044
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David Jacquin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of North Point Mergers and Acquisitions Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached CA Notarial Language for Public Notary:
Dayved Black
Commission # 2374469

Signature:

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF SAN FRANCISCO }

Subscribed and sworn to (or affirmed) before me on this 15th (Date) day of February (Month), 2022 (Year)

by DAVID JACQUIN

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

DAYVED BLACK
COMM. #2374469
Notary Public - California
San Mateo County
My Comm. Expires Sep. 9, 2025
NR01

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:__________

Document Date:__________

Number of Pages:__________

Signer(s) Other Than Named Above:__________

Golden Gate Mobile Notary & Apostille

PO Box 717, San Francisco, CA 94104 | goldengatenotary.net | (415) 318-0163

TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 – 2
FINANCIAL STATEMENTS	
Balance Sheet	3
Statement of Income	4
Statement of Stockholder's Equity and Comprehensive Income	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 – 14
SUPPLEMENTAL INFORMATION	
Report of Independent Registered Public Accounting Firm on Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3	15
Company Declaration of Exemption under Rule 17 C.F.R. § 240.15c3-3	16
Schedule 1 – Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission	17
Schedule 2 – Reconciliation of Unaudited FOCUS Report to the Audited Balance Sheet	18 – 19
SIPC SUPPLEMENTAL REPORT	
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Securities Investor Protection Corporation ("SIPC") General Assessment Reconciliation	20 – 21
The Securities Investor Protection Corporation Schedule of General Assessment Reconciliation (Form SIPC-7)	22 – 23

JM&M
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of North Point Mergers and Acquisitions, Inc. as of December 31, 2021, the related statements of income, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Mergers and Acquisitions, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our responsibility is to express an opinion on North Point Mergers and Acquisitions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Point Mergers and Acquisitions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The following supplemental information on pages 17 through 23 has been subjected to audit procedures performed in conjunction with the audit of North Point Mergers and Acquisitions, Inc.'s financial statements:

1. Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission,
2. Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition,
3. Schedule of Assessment and Payments [Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7)].

The supplemental information is the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission, Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition, and the Schedule of Assessment and Payments are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North Point Mergers and Acquisitions, Inc.'s (successor entity) auditor for 2020-2021, North Point Advisors, Inc's (succeeding entity) auditor in 2019 and as North Point Advisors, LLC's (succeeding entity) auditor from 2006-2018.

Emphasis of Matter

As discussed in Note 10 to the financial statements, management has recorded an adjustment to stockholder's equity and accumulated other comprehensive income as of December 31, 2020, to correct an error in recording deferred income tax assets related to goodwill.

JM&M

Columbia, MD
February 28, 2022

NORTH POINT MERGERS AND ACQUISITIONS, INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	14,408,882
Accounts receivable		31,211
Employee advances		556,221
Due from affiliates		50,460,847
Client reimbursable expenses		313,457
Prepaid expenses and deposits		82,624
Total Current Assets		65,853,242
OTHER ASSETS		
Right-of-use asset		1,183,930
Deferred income tax asset		327,000
Total Other Assets		1,510,930
TOTAL ASSETS	$	67,364,172

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	722,098
Accrued tax liability		421,421
Unearned revenue		54,280
Operating lease liability, current portion		504,696
Total Current Liabilities		1,702,495
NON-CURRENT LIABILITIES		
Operating lease liability, net of current portion		791,708
TOTAL LIABILITIES		2,494,203
STOCKHOLDER'S EQUITY		
Common stock, $.001 par value, 1,000,000 authorized, issued and outstanding shares		1,000
Additional paid-in-capital		27,999,000
Retained earnings		36,869,969
TOTAL STOCKHOLDER'S EQUITY		64,869,969
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	67,364,172

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

REVENUE	
Advisory fees	$ 49,599,591
Forgiveness of PPP loan	762,635
Interest income	499,612
Total Revenue	50,861,838
EXPENSES	
Compensation	15,948,329
Benefits and taxes	1,320,462
Professional fees	10,869,109
Occupancy	626,855
Office expenses	1,644,181
Travel, entertainment and business development	3,101,103
Data and analytics	214,619
Repairs and maintenance	234,365
Contributions	244,537
Aircraft expenses	1,727,036
Licenses and fees	141,805
Fines and penalties	14,509
Total Expenses	36,086,910
NET INCOME BEFORE TAXES	14,774,928
INCOME TAXES	
Current taxes	4,387,717
Deferred taxes	(64,000)
Total Income Taxes	4,323,717
NET INCOME	$ 10,451,211

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total
BALANCE, As Previously Reported, December 31, 2020	1,000,000	$1,000	$ 27,999,000	$ (4,385,418)	$ 32,129,176	$ 55,743,758
PRIOR PERIOD ADJUSTMENT (See Note 10 to the Financial Statements)	-	-	-	4,385,418	(5,710,418)	(1,325,000)
BALANCE, As Restated, December 31, 2020	1,000,000	$1,000	$ 27,999,000	$ -	$ 26,418,758	$ 54,418,758
NET INCOME	-	-	-	-	10,451,211	10,451,211
BALANCE, December 31, 2021	1,000,000	$ 1,000	$ 27,999,000	$ -	$ 36,869,969	$ 64,869,969

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	10,451,211
Adjustments to reconcile net income		
to net cash used for operating activities		
Deferred income tax		(64,000)
Forgiveness of PPP loan		(762,635)
Changes in assets and liabilities:		
Increase in accounts receivable		(11,343)
Increase in employee advances		(361,382)
Increase in due from affiliates		(14,788,724)
Increase in client reimbursable expenses		(197,813)
Increase in prepaid expenses and deposits		(56,624)
Decrease in right-of-use asset		442,938
Increase in accounts payable and accrued expenses		141,307
Decrease in accrued tax liability		(3,035,342)
Increase in unearned revenue		1
Decrease in operating lease liability		(461,964)
Net Cash Used for Operating Activities		(8,704,370)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from forgivable PPP loan		762,635
Net Cash Provided by Financing Activities		762,635
NET DECREASE IN CASH AND CASH EQUIVALENTS		(7,941,735)
CASH AND CASH EQUIVALENTS, beginning of year		22,350,617
CASH AND CASH EQUIVALENTS, end of year	$	14,408,882

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Mergers and Acquisitions, Inc., a Delaware corporation (the "Company"), was formed on November 13, 2018. The Company is a wholly owned subsidiary of North Point Management Group, LLC; a Delaware limited liability company (the “Parent”). The Parent is owned 50% each by David Trust dated December 1, 2020 and Heidi Trust dated November 12, 2020. The Company engages in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. The Company is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) and is a member of the National Association of Securities Dealers, Inc. (“NASD”).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the Public Company Accounting Oversight Board (“PCAOB”).

Basis of Presentation

The accompanying financial statements are those of North Point Mergers and Acquisitions, Inc. and are not intended to be consolidated with its Parent nor combined with the financial statements of North Point Mergers and Acquisitions, Inc. and its affiliates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has certain bank accounts with financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation’s (“FDIC”) insurance limit of $250,000 and the Securities Investor Protection Corporation’s (“SIPC”) insurance limit of $500,000. As of December 31, 2021, the Company had cash and cash equivalents that exceeded the FDIC insured limit by approximately $14,000,000. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from account balances outstanding at year end. Annually, management determines if an allowance for doubtful accounts is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2021, management has determined that all accounts receivable are collectible within one year or less; therefore, an allowance for doubtful accounts has not been established.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close. All client reimbursable expenses as of December 31, 2021, are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of December 31, 2021.

Revenue Recognition

The Company’s primary source of revenue is from contracts with customers in the form of advisory fees and fairness opinion fees. When a new client is acquired, an engagement letter is issued for the scope of the contract. Occasionally the deal is sealed verbally. The fees for these contracts represent fees earned for investment banking services provided to the Company’s clients and are recognized at the time the services related to the transaction are completed which is upon completion of the deal.

In 2021, the Company received a loan under the Paycheck Protection Program (“PPP”) (see Footnote 7), that was forgiven and is being recognized as forgiveness of PPP loan on the statement of income.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – INCOME TAXES

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 3 – INCOME TAXES - continued

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in the company's financial statements. Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax return. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. There were no unrecognized tax benefits as of December 31, 2021.

The following table presents the current and deferred income tax provision (benefit) for federal and state as of December 31, 2021:

Current	
Federal	$ 3,629,857
State	757,860
	4,387,717
Deferred	
Federal	(62,000)
State	(2,000)
	(64,000)
Total Income Tax Expense	$ 4,323,717

The Company's income tax filing may not be subject to audit by federal and state taxing authorities for years beginning before January 1, 2018.

NOTE 3 – INCOME TAXES - continued

Current income taxes (benefits) are based upon the year ending December 31, 2021's income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Significant components of the Company's net deferred tax asset or liability as of December 31, 2021 are as follows:

Deferred Tax Assets:		
State income tax, net of federal rate	$	251,997
Deferred rent		40,087
Marketing expenses		34,916
Net Deferred Tax Assets	$	327,000

In assessing the valuation of the net deferred tax assets at December 31, 2021 management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

Expected Tax at 21%	$	3,095,395
State income tax expense, net of federal tax		460,337
Non-deductible expenses		767,985
Provision for income tax	$	4,323,717

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1 or 6 2/3%. At December 31, 2021, the Company had net capital of $13,098,609, which was $13,011,257 in excess of its required net capital of $87,352. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2021 was 0.10 to 1.

NOTE 5 - OPERATING LEASE AGREEMENTS

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and operating lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Operating lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the operating lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right-of-use asset and operating lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

The Company leases office space in San Francisco, CA through an operating lease agreement which expires on May 31, 2024. The Company pays a monthly rental plus its pro rata share of property taxes, insurance, and common area expenses.

The Company measured the operating lease liability at the present value of the remaining 41 lease payments using a discount rate of 5.4735% and calculated an operating lease liability of $1,758,368. The Company recognized a right-of-use asset equal to the value of the calculated operating lease liability of $1,626,868, adjusted for the carrying amount of the deferred rent liability of $131,500. The present value of the lease payments is calculated using the Company's incremental borrowing rate which was determined based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The weighted average remaining lease term is 3.5 years and the weighted average discount rate is 5.4735% as of December 31, 2021.

NOTE 5 - OPERATING LEASE AGREEMENT – continued

The Company has also entered into an agreement to lease office space in New York, NY through an operating lease agreement. The lease is scheduled to commence on May 1, 2022 and the agreement expires on October 31, 2029. The Company will pay a monthly rental plus its pro rata share of property taxes, insurance, and common area expense. The present value has not been calculated for this right-of-use asset, as the lease commencement date has not been finalized.

A reconciliation of the undiscounted cash flows due on the Company's lease liability to the operating lease liability recognized in the balance sheet as of December 31, 2021, is as follows:

	San Francisco	New York	Total
2022	$ 563,228	$ 55,421	$ 618,649
2023	580,114	332,524	912,638
2024	244,684	332,524	577,208
2025	-	332,524	332,524
2026	-	332,524	332,524
Thereafter	-	970,331	970,331
Total undiscounted lease payment	$ 1,388,026	$ 2,355,848	$ 3,743,874
Less: discount	(91,622)	-	(91,622)
Total Lease Liability	$ 1,296,404	$ 2,355,848	$ 3,652,252

Total lease expense for the year ended December 31, 2021 was $527,815. The Company's share of property taxes and maintenance paid was approximately $18,000.

NOTE 6 - RELATED PARTY TRANSACTIONS

The following are related party transactions with entities related to the Company by common ownership.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2021, the total amount of aircraft-related expenses recorded in the statement of income totaled $1,727,036. As of December 31, 2021, the amount due from NPAV totaled $2,292,748 including accrued interest of $54,977.

NOTE 6 - RELATED PARTY TRANSACTIONS – continued

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2021, the amount due from NPIP totaled $45,579,103 including accrued interest of $966,959.

As of December 31, 2021, the amount due from the Parent company North Point Management Group LLC, totaled $2,588,996 including accrued interest of $76,071. Interest on the above related party receivables accrues annually at 1% on the outstanding balance.

In addition, there was a receivable of $545,820 due from Managing Director of the Company as of December 31, 2021, for expenses paid by the company on his behalf.

NOTE 7 – NOTE PAYABLE

On January 25, 2021, The Company secured a $762,635 loan with Woodforest National Bank (the "Lender") under the Small Business Administration's Paycheck Protection Program ("PPP") that authorized forgivable loans to small businesses. This loan can be used to cover certain expenses during the COVID-19 crisis. The loan amounts will be forgiven as long as the loan proceeds are used to cover payroll costs, rent, certain mortgage interest and utility costs over a period specified in the loan document after the loan is made. If not used for the prescribed purpose, the loan is due on January 25, 2026, along with interest calculated at the rate of 1% per annum. On September 21, 2021, the Company met all conditions for forgiveness of the debt, and the entire principal balance of the loan was forgiven and recognized as forgiveness of loan in the statement of income.

NOTE 8 - RETIREMENT PLAN

The Company established a 401(k) retirement plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended December 31, 2021.

NOTE 9 - CONCENTRATION OF RISK

For the year ended December 31, 2021, eight customers, out of a total of thirty customers, accounted for approximately 65% of the Company's revenue.

NOTE 10 – PRIOR PERIOD ADJUSTMENT

The Company has recorded a prior period adjustment to the financial statements, to correct an error in recording goodwill and deferred income tax assets related to goodwill. For the period ended December 31, 2020, this correction resulted in a decrease of deferred income tax asset of $1,325,000, an increase in accumulated other comprehensive income of $4,385,418 and a decrease in retained earnings of $5,710,418.

NOTE 11 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 28, 2022, the date the financial statements were available to be issued. There were no additional events or transactions, that were discovered during the evaluation that required further recognition or disclosure in the financial statements.

JM&M
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15c3-3

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

We have reviewed management's statements, included in the accompanying "*Exemption reporting by a registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3*", in which (1) North Point Mergers and Acquisitions, Inc. does not claim an exemption from SEA Rule 15c3-3, as it does not qualify to do so, under any specific exemption paragraph; and (2) North Point Mergers and Acquisitions, Inc. stated that North Point Mergers and Acquisitions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. North Point Mergers and Acquisitions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Mergers and Acquisitions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

JM & M

Columbia, MD
February 28, 2022

North Point | Mergers & Acquisitions

580 California Street
Suite 2000
San Francisco, CA 94104

Tel: 415.358.3500
Fax: 415.358.3555

Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3

North Point Mergers and Acquisitions, Inc. (the "Company") does not claim an exemption from SEC Rule 15c3-3. The Company confirms that for the period January 1, 2021 through December 31, 2021, did not:

(1) Directly or indirectly receive, hold or otherwise owe funds or securities for or to customers,
(2) Did not carry accounts of or for customers and
(3) Did not carry Proprietary Accounts of Broker-Dealers ("PAB") accounts

The Company engages in the following business activities:

(1) Private placement of securities
(2) Selling group participant in public best efforts underwriting of corporate securities
(3) Business consulting, including mergers and acquisitions, business plan and development, strategic planning, market research and valuation.

North Point Mergers and Acquisitions, Inc.
San Francisco, CA
February 28, 2022

[signature] February 28, 2022

David Jacquin, President Date

SCHEDULE 1

NORTH POINT MERGERS AND ACQUISITIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL

1	Stockholder's equity from balance sheet	$ 64,869,969
3	Total ownership equity qualified for net capital	64,869,969
6	Deductions	
	Non-allowable assets	
	Due from affiliates	50,460,847
	Other assets	1,310,513
6a	Total non-allowable assets	51,771,360
8	Net capital before haircuts on securities	13,098,609
9e	Less haircuts on other securities	-
10	Net Capital	13,098,609

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	87,352
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	87,352
14	Excess net capital (line 10 less line 13)	13,011,257
15	Net capital less 10% of line 19	12,967,582

COMPUTATION OF AGGREGATE INDEBTEDNESS

17	Accounts payable, and accrued liabilities, and other	1,310,273
19	Aggregate indebtedness	$ 1,310,273
20	Ratio: Aggregate indebtedness to net capital	10.00%

See Schedule 2 for the reconciliation of the Company's unaudited FOCUS Report as of December 31, 2021, to the audited statement of financial condition.

See the report of independent registered public accounting firm.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED BALANCE SHEET
AS OF DECEMBER 31, 2021

Line		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		AUDITED BALANCE SHEET
	Assets				
1	Cash and cash equivalents	$ 14,218,034	$ 190,848	[a]	$ 14,408,882
9	Due from affiliates	49,961,235	499,612	[b]	50,460,847
10	Right-of-use asset	1,183,930	-		1,183,930
11	Other assets	2,764,760	(1,454,247)	[c]	1,310,513
12	Total assets	$ 68,127,959	$ (763,787)		$ 67,364,172
	Liabilities				
17	Accounts payable, accrued liabilities and other liabilities	$ 2,915,624	$ (421,421)	[d]	$ 2,494,203
20	Total liabilities	2,915,624	(421,421)		2,494,203
	Ownership Equity				
22	Stockholder's equity	65,212,335	(342,366)		64,869,969
25	Total liabilities and member's equity	$ 68,127,959	$ (763,787)		$ 67,364,172

Explanations for audit adjustments:

[a] To reclass $190,848 of overpayments to be refunded.

[b] To increase affiliates' receivables by $499,612 for accrued interest.

[c] To decrease prepaid expenses by $193,247 and decrease deferred tax assets by $1,261,000.

[d] To decrease accounts payable - $286,428 for overaccrued taxes payable, and $2,880 for overaccrued registration fees payable - and to decrease deferred income tax liability by $132,113.

See the report of independent registered public accounting firm.

SCHEDULE 2
(continued)

NORTH POINT MERGERS AND ACQUISITIONS, INC.
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED BALANCE SHEET
AS OF DECEMBER 31, 2021

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Stockholder's equity from balance sheet	$ 65,212,335	$ (342,366)		$ 64,869,969
3	Total ownership equity qualified for net capital	65,212,335	(342,366)		64,869,969
6	Deductions				
	Non-allowable assets:				
	Due from affiliates	49,961,235	499,612	[a]	50,460,847
	Client reimbursable expenses, prepaid expenses and deposits, accounts receivable, employee advances, deferred income tax asset	2,764,760	(1,454,247)	[b]	1,310,513
6a	Total non-allowable assets	52,725,995	(954,635)		51,771,360
8	Net capital before haircuts on securities	12,486,340	612,269		13,098,609
9e	Less haircuts on other securities	-	-		-
10	Net Capital	$ 12,486,340	$ 612,269		$ 13,098,609
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 115,446	$ (28,094)		$ 87,352
12	Minimum dollar net capital requirement	5,000	-		5,000
13	Net capital requirement (greater of line 11 or 12)	115,446	(28,094)		87,352
14	Excess net capital (net capital, less net capital requirement)	$ 12,370,894	$ 640,363		$ 13,011,257
15	Net capital less 10% of line 19	$ 12,313,171	$ 654,411		$ 12,967,582
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	1,731,694	$ (421,421)	[c]	$ 1,310,273
19	Aggregate indebtedness	$ 1,731,694	$ (421,421)		$ 1,310,273
20	Ratio: Aggregate indebtedness to net capital	13.87%			10.00%

Explanations for audit adjustments:

[a] To increase affiliates' receivables by $499,612 for accrued interest.

[b] To decrease prepaid expenses by $193,247 and decrease deferred tax assets by $1,261,000.

[c] To decrease accounts payable - $286,428 for overaccrued taxes payable, and $2,880 for overaccrued registration fees payable - and to decrease deferred income tax liability by $132,113.

JM&M
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") GENERAL ASSESSMENT RECONCILIATION

To the President of
North Point Mergers and Acquisitions, Inc.
580 California Street, Suite 2000
San Francisco, CA 94104

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of North Point Mergers and Acquisitions, Inc. is responsible for its Form SIPC-7 and for its compliance with those requirements.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by North Point Mergers and Acquisitions, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on North Point Mergers and Acquisitions, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the North Point Mergers and Acquisitions, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Columbia, MD
February 28, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

North Point Mergers & Acquisitions Inc.
580 California St, Suite 2000
San Francisco, CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 74,399

B. Less payment made with SIPC-6 filed (**exclude interest**) (29,958)

7/9/21
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 44,441

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 44,441

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Mergers & Acquisitions Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 14 day of Jan, 2022

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,599,592
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 49,599,592
2e. General Assessment @ .0015	$ 74,399 (to page 1, line 2.A.)